© Evaxion Biotech A/S. All rights reserved worldwide. Copenhagen, Denmark, 2022. Advancing pipeline 1 AI platform Product Candidate (Delivery modality) Stage of Development Anticipated Key Milestone Pre-clinical Phase 1 Phase 2 Phase 3 PIONEER Personalized cancer immunotherapies EVX-01 (Liposomal/Peptide) EVX-02 (DNA) EVX-03 (Targeted DNA) EDEN Vaccines against bacterial diseases EVX-B1 (Adjuvanted Recombinant Proteins) EVX-B2 RAVEN Vaccines against viral diseases EVX-V1 (DNA/mRNA) H2 2022: Regulatory filing H2 2022 First-patient- first-visit Phase 2b H1 2023: Clinical readout H2 2022: Regulatory filing H1 2022: Select second bacterial product candidate 2a 2b Metastatic Melanoma Adjuvant Melanoma NSCLC S. aureus, SSTI N. Gonorrhoeae Multiple viruses H2 2022: Select first viral product candidate MSD Exhibit 99.1

© Evaxion Biotech A/S. All rights reserved worldwide. Copenhagen, Denmark, 2022. Anticipated Key Milestones 2022-23 2 AI Platform Indication Product Candidate Phase 2022 2023 2024 PIONEER Immuno-oncology Metastatic Melanoma EVX-01 (with MSD) Phase 2b H2 First-patient-first- visit H2 Interim readout Readout, 1 year PIONEER Immuno-oncology Adjuvant Melanoma EVX-02 Phase 1/2a H1 Clinical readout PIONEER Immuno-oncology NSCLC EVX-03 Phase 1/2 H2 Regulatory filing H1 FPFV H2 Interim Immune readout/safety Interim Clinical readout BUSINESS/PARTNERSHIP All Pre-clinical to Phase 2 Partnerships on programs and technologies Partnerships on programs and technologies Partnerships on programs and technologies EDEN Infectious diseases Staph. Aureus EVX-B1 Pre-clinical H2 Regulatory filing Phase 1/2 EDEN Infectious diseases N. Gonorrhoeae EVX-B2 Pre-clinical H1 Selection of second bacterial target Partnership RAVEN Infectious diseases EVX-V1 Pre-clinical H2 Selection of first viral product candidate Partnership